UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Amendment No. 2)

Rule 13E-3 Transaction Statement under Section 13(e)

of the Securities Exchange Act of 1934

COCA-COLA ENTERPRISES INC.

(Name of the Issuer)

INTERNATIONAL CCE INC.

(Following the closing of the transaction, International CCE Inc. will change its name to Coca-Cola Enterprises, Inc.)

COCA-COLA ENTERPRISES INC.

THE COCA-COLA COMPANY

COBALT SUBSIDIARY LLC

(Name of Person(s) Filing Statement)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

191219104

(CUSIP Number of Class of Securities)

JOHN R. PARKER JR., ESQ. Senior Vice President, General Counsel and Strategic Initiatives Coca-Cola Enterprises Inc. 2500 Windy Ridge Parkway Atlanta, Georgia 30339 (770) 989-3000	GEOFFREY J. KELLY, ESQ. Senior Vice President and General Counsel The Coca-Cola Company One Coca-Cola Plaza Atlanta, Georgia 30313 (404) 676-2121

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

GERARD M. MEISTRELL, ESQ. JONATHAN I. MARK, ESQ. HELENE R. BANKS, ESQ. Cahill Gordon & Reindel LLP Eighty Pine Street New York, New York 10005-1702 (212) 701-3000 (212) 269-5420	MARTHA E. MCGARRY, ESQ. SEAN C. DOYLE, ESQ. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, NY 10036 (212) 735-3000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (“the Act”).

b.	☒	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☒

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$13,784,430,498	$982,830

(1)	For purposes of calculating the filing fee only, the transaction value was determined as follows: the product of (i) $25.64 (the average of the high and low sales prices of CCE common stock on the New York Stock Exchange on May 19, 2010) and (ii) 537,614,294 (the maximum number of outstanding shares of CCE common stock, stock options and restricted stock and restricted stock units representing shares of CCE common stock exchangeable in the Merger).
(2)	Calculated in accordance with Rule 0-11(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and SEC Fee Advisory #4 for Fiscal Year 2010, by multiplying the transaction value calculated in accordance with (1) above of $13,784,430,498 by 0.0000713.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) under the Exchange Act and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $982,830

Form or Registration No.: Registration Statement on Form S-4 (Registration No. 333-167067): $599,511

  Schedule 13E-3 (File No. 005-38029): $383,319

Filing Party: International CCE Inc.

Date Filed: May 25, 2010

i

INTRODUCTION

This Amendment No. 2 to the Transaction Statement on Schedule 13E-3 (as amended hereby, the “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 13e-3 thereunder, by Coca-Cola Enterprises Inc., a Delaware corporation (“CCE” and the issuer of the equity securities that are the subject of the Rule 13e-3 transaction reported hereby), International CCE Inc. (“New CCE”), The Coca-Cola Company, a Delaware corporation (“TCCC”), and Cobalt Subsidiary LLC (“Merger Sub”) (collectively, the “Filing Persons”).

This Transaction Statement relates to the Business Separation and Merger Agreement, dated as of February 25, 2010, as amended from time to time (the “Merger Agreement”), by and among New CCE, CCE, TCCC, and Merger Sub. Pursuant to the Merger Agreement, (1) immediately prior to the Merger (as defined below), CCE will separate its businesses of marketing, producing and distributing nonalcoholic beverages outside of the United States, Canada, the British Virgin Islands, the United States Virgin Islands and the Cayman Islands and transfer those businesses to New CCE and (2) Merger Sub will merge (the “Merger”) with and into CCE, with CCE continuing as the surviving corporation and a wholly-owned subsidiary of TCCC. In the Merger, (i) each outstanding share of common stock of CCE, other than shares held by TCCC or any of its subsidiaries, or with respect to which appraisal rights have been properly exercised and perfected under Delaware law, will be converted into the right to receive 1.000 share of New CCE common stock (the “Stock Consideration”), and cash consideration of $10.00 (the “Cash Consideration” and together with the Stock Consideration, “Merger Consideration”), and (ii) TCCC will become the owner of all of the shares of CCE common stock. Upon completion of the transactions contemplated by the Merger Agreement, CCE will continue to own its North American operating businesses and a substantial majority of its corporate segment and New CCE, a new public company whose shares will be owned by current CCE shareowners other than TCCC and its subsidiaries, will own what are presently CCE’s European operations, Canadian finance company and a related portion of CCE’s corporate segment.

Concurrently with the filing of this Transaction Statement, New CCE is filing with the SEC a registration statement on Form S-4, which includes a proxy statement/prospectus of New CCE and CCE relating to the special meeting of the shareowners of CCE, at which shareowners of CCE will be asked (1) to consider and vote upon the proposal to adopt the Merger Agreement by and among CCE, New CCE, TCCC and Merger Sub, under which, at the effective time of the Merger, each outstanding share of CCE common stock not held by TCCC or any of its subsidiaries, and with respect to which appraisal rights have not been properly exercised and perfected under the Delaware General Corporation Law (the “DGCL”), will be converted into the right to receive the Merger Consideration; and (2) to transact any other business that may properly come before the special meeting or any adjournments or postponements of that meeting. Adoption of the Merger Agreement requires the affirmative vote of the holders of at least (i) 66 2/3% of the outstanding shares of CCE common stock, and (ii) a majority of all outstanding shares of CCE common stock, excluding any shares held by TCCC and its subsidiaries and any of CCE’s or TCCC’s directors and executive officers.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the proxy statement/prospectus of the information required to be included in response to the items of Schedule 13E-3. The information contained in the proxy statement/prospectus, including all appendices thereto, is incorporated in its entirety herein by reference, and the responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in the proxy statement/prospectus and the appendices thereto. As of the date hereof, the proxy statement/prospectus is in preliminary form and is subject to completion or amendment.

ITEM 1.	SUMMARY TERM SHEET.

Item 1001 of Regulation M-A:

Summary term sheet. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary”

“Question and Answers About the Merger”

ITEM 2.	SUBJECT COMPANY INFORMATION.

Item 1002 of Regulation M-A:

(a)	Name and address. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary—Information about CCE, TCCC, and New CCE”

“The Companies—Coca-Cola Enterprises Inc.”

(b)	Securities. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary—Special Meeting of CCE shareowners”

“Special Meeting of Shareowners of CCE—Record Date; Shares Entitled to Vote, Quorum”

(c)	Trading Market and Price. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary—Share Information”

“Summary—Market Price and Dividend Information”

“Special Factors—Effects of the Merger on CCE and New CCE”

(d)	Dividends. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary—Market Price and Dividend Information”

“Special Factors—Plans for CCE”

(e)	Prior public offerings. Not applicable.

(f)	Prior stock purchases. The information set forth in the proxy statement/prospectus under the following caption is incorporated herein by reference:

“Interests of Certain Persons in the Merger—Recent Transactions”

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

Item 1003 of Regulation M-A

(a)-(b)	Name and address; Business and Background of Entities: CCE is the issuer of the equity securities that are the subject of the Rule 13e-3 transaction reported hereby. Merger Sub is a Delaware limited liability company, the sole member of which is TCCC. The business address of Merger Sub is One Coca-Cola Plaza, Atlanta, Georgia 30313. The phone number of Merger Sub is (404) 676-2121.

The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary—Information about CCE, TCCC, and New CCE”

“The Companies”

“Directors and Executive Officers of CCE”

“Directors and Executive Officers of New CCE”

“Related Party Transactions—Transactions between CCE and TCCC”

(c)	Business and background of natural persons.

The information set forth in CCE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 under the caption “Item 10. Directors, Executive Officers and Corporate Governance” is incorporated herein by reference. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Directors and Executive Officers of CCE”

“Directors and Executive Officers of New CCE”

During the last five years none of the persons listed in CCE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 under the caption “Item 10. Directors, Executive Officers and Corporate Governance”: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws. Unless otherwise noted, the persons listed in CCE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 under the caption “Item 10. Directors, Executive Officers and Corporate Governance” are citizens of United States of America.

The information set forth in TCCC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 under the captions “Item X. Executive Officers of the Company” and “Item 10. Directors, Executive Officers and Corporate Governance” is incorporated herein by reference.

During the last five years none of the persons listed in TCCC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 under the captions “Item X. Executive Officers of the Company” and “Item 10. Directors, Executive Officers and Corporate Governance”: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws. Except as otherwise noted, the persons listed in TCCC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 under the caption “Item X. Executive Officers of the Company” and “Item 10. Directors, Executive Officers and Corporate Governance” are citizens of United States of America.

ITEM 4.	TERMS OF THE TRANSACTION.

Item 1004 of Regulation M-A

(a)	Material terms. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers About the Merger”

“Special Factors”

“Special Meeting of Shareowners of CCE”

“The Merger Agreement”

“Comparative Rights of Shareowners”

Annex A—Business Separation and Merger Agreement

(c)	Different terms. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary—The Merger”

“Questions and Answers About the Merger”

“The Merger Agreement—Merger Consideration”

“The Merger Agreement—Treatment of CCE Equity Awards”

“Interests of Certain Persons in the Merger”

“Comparative Rights of Shareowners”

(d)	Appraisal rights. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers About the Merger”

“Summary—Appraisal Rights”

“Special Factors—Appraisal Rights”

“Special Meeting of Shareowners of CCE—Appraisal Rights”

“The Merger Agreement—Shares subject to Properly Exercised Appraisal Rights”

Annex D—Appraisal Rights

(e)	Provisions for unaffiliated security holders. None.

(f)	Eligibility for listing or trading.

“The Merger Agreement—Merger Consideration”

“The Merger Agreement—Stock Market Listing”

“Description of New CCE Capital Stock—Stock Exchange Listing”

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Item 1005 of Regulation M-A:

(a)	Transactions. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Interests of Certain Persons in the Merger”

“Related Party Transactions”

“Security Ownership of Certain Beneficial Owners and Management of CCE”

(b)-(c)	Significant corporate events; Negotiations or contacts. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary—The Merger”

“Summary—What CCE Shareowners Will Receive in the Merger”

“Summary—The Norway-Sweden Acquisition”

“Questions and Answers About the Merger”

“Special Factors—Background of the Merger”

“Special Factors—CCE’s and New CCE’s Reasons for, and Purpose of, the Merger; Recommendation of the CCE Affiliated Transaction Committee and CCE Board as to Fairness of the Merger”

“Special Factors—TCCC’s Reason for, and Purpose of, the Merger”

“Special Factors—Position of TCCC and Merger Sub Regarding Fairness of Merger”

“The Norway-Sweden Acquisition”

“Interests of Certain Persons in the Merger”

Annex A—Business Separation and Merger Agreement

Annex B—The Norway-Sweden Share Purchase Agreement

(e)	Agreements involving the subject company’s securities. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Questions and Answers About the Merger”

“Summary—Special Meeting of CCE Shareowners”

“Special Factors—Vote Required; Abstentions and Broker Non-Votes”

“Interests of Certain Persons in the Merger”

Annex A—Business Separation and Merger Agreement

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Item 1006 of Regulation M-A:

(b)-(c)	Use of securities acquired; Plans. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary”

“Questions and Answers About the Merger”

“Special Factors—Background of the Merger”

“Special Factors—CCE’s and New CCE’s Reasons for, and Purpose of, the Merger; Recommendation of the CCE Affiliated Transaction Committee and CCE Board as to Fairness of the Merger”

“Special Factors—TCCC’s Reason for, and Purpose of, the Merger

“Special Factors—Effects of the Merger on CCE and New CCE”

“Special Factors—Plans for CCE”

“Special Factors—Plans for New CCE Following the Merger”

“The Merger Agreement—Structure of the Merger”

“The Merger Agreement—Covenants and Conduct of Business Pending the Merger”

“The Merger Agreement—Stock Market Listing”

“Business of New CCE”

Annex A—Business Separation and Plan of Merger

Annex B—The Norway-Sweden Share Purchase Agreement

ITEM 7.	PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

Item 1013 of Regulation M-A:

(a)-(c)	Purposes; Alternatives; Reasons. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—CCE’s and New CCE’s Reasons for, and Purpose of, the Merger; Recommendation of the CCE Affiliated Transaction Committee and CCE Board as to Fairness of the Merger”

“Special Factors—TCCC’s Reason for, and Purpose of, the Merger”

(d)	Effects. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary—Material United States Federal Income Tax Consequences”

“Summary—Termination of the Merger Agreement”

“Questions and Answers About the Merger”

“Special Factors—Effects of the Merger on CCE and New CCE”

“Special Factors—Effect on TCCC’s Interest in the Net Book Value and Net Earnings of CCE”

“Special Factors—Material United States Federal Income Tax Consequences”

“Special Factors—Appraisal Rights”

“The Merger Agreement”

“The Norway-Sweden Acquisition”

“Business of New CCE”

“Directors and Officers of New CCE”

“Capitalization of New CCE”

“Description of New CCE Capital Stock”

“Comparative Rights Of Shareowners”

Annex A—Business Separation and Merger Agreement

Annex B—The Norway-Sweden Share Purchase Agreement

Annex D—Section 262 of the Delaware General Corporation Law

ITEM 8.	FAIRNESS OF THE TRANSACTION.

Item 1014 of Regulation M-A:

(a)-(b)	Fairness; Factors considered in determining fairness. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary—The CCE Board Recommends Shareowner Approval of the Merger”

“Summary—Opinion of CCE’s Financial Advisors”

“Summary—Position of TCCC and Merger Sub Regarding Fairness of Merger”

“Summary—Opinion of TCCC’s Financial Advisor”

“Questions and Answers About the Merger”

“Special Factors—CCE’s and New CCE’s Reasons for, and Purpose of, the Merger; Recommendation of the CCE Affiliated Transaction Committee and CCE Board as to Fairness of the Merger”

“Special Factors—TCCC’s Reason for, and Purpose of, the Merger

“Special Factors—Position of TCCC and Merger Sub Regarding Fairness of Merger”

“Special Factors—Opinion of the CCE Board’s Affiliated Transaction Committee’s Financial Advisor”

“Special Factors—Opinion of CCE’s Financial Advisors”

“Special Factors—Opinion of TCCC’s Financial Advisor”

Annex C-1—Opinion of Greenhill & Co., LLC

Annex C-2—Opinion of Credit Suisse Securities (USA) LLC

Annex C-3—Opinion of Lazard Frères & Co. LLC

Annex C-4—Opinion of Goldman, Sachs & Co.

(c)	Approval of security holders. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary—Special Meeting of CCE Shareowners”

“Summary—The CCE Board Recommends Shareowner Approval of the Merger”

“Summary—Completion of the Merger is Subject to Certain Conditions”

“Questions and Answers About the Merger”

“Special Meeting of Shareowners of CCE—Vote Required; Abstentions and Broker Non-Votes”

“The Merger Agreement—Conditions to the Completion of the Merger”

Annex A—Business Separation and Merger Agreement

(d)	Unaffiliated representative. None

(e)	Approval of directors. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary—The CCE Board Recommends Shareowner Approval of the Merger”

“Questions and Answers About the Merger”

“Special Factors—CCE’s and New CCE’s Reasons for, and Purpose of, the Merger; Recommendation of the CCE Affiliated Transaction Committee and CCE Board as to Fairness of the Merger”

“Special Meeting of Shareowners of CCE—Board of Directors Recommendation”

(f)	Other offers. None

ITEM 9.	REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

Item 1015 of Regulation M-A:

(a)-(b)	Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary—Opinion of the CCE Board’s Affiliated Transactions Committee’s Financial Advisor”

“Summary—Opinion of CCE’s Financial Advisors”

“Summary—Opinion of TCCC’s Financial Advisor”

“Special Factors—Background of the Merger”

“Special Factors—CCE’s and New CCE’s Reasons for, and Purpose of, the Merger; Recommendation of the CCE Affiliated Transaction Committee and CCE Board as to Fairness of the Merger”

“Special Factors—Position of TCCC and Merger Sub Regarding Fairness of Merger”

“Special Factors—Certain Forecasts”

“Special Factors—Opinion of the CCE Board’s Affiliated Transaction Committee’s Financial Advisor”

“Special Factors—Opinion of CCE’s Financial Advisors”

“Special Factors—Opinion of TCCC’s Financial Advisor”

Annex C-1—Opinion of Greenhill & Co., LLC

Annex C-2—Opinion of Credit Suisse Securities (USA) LLC

Annex C-3—Opinion of Lazard Frères & Co. LLC

Annex C-4—Opinion of Goldman, Sachs & Co.

(c)	Availability of documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of CCE, during its regular business hours by any interested holder of common stock of CCE, and copies may be obtained by requesting them in writing or by telephone from CCE, at the addresses provided under the captions “Additional Information” and “Where You Can Find More Information” in the proxy statement/prospectus, which is incorporated herein by reference.

ITEM 10.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 1007 of Regulation M-A:

(a)-(b)	Source of funds; Conditions. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary—The Merger”

“Summary—Financing”

“Special Factors—Financing of the Merger”

“The Merger Agreement—Merger Consideration”

“The Merger Agreement—Conditions to the Completion of the Merger”

(c)	Expenses. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Special Meeting of Shareowners of CCE—Solicitation of Proxies and Expenses”

“The Merger Agreement—Expenses”

“The Merger Agreement—Termination Payments”

(d)	Borrowed funds. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary—Financing”

“Special Factors—Financing of the Merger”

“The Merger Agreement—Conditions to the Completion of the Merger”

ITEM 11.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Item 1008 of Regulation M-A:

(a)-(b)	Securities ownership; securities transactions. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Special Meeting of Shareowners of CCE—Shares Held by CCE’s Directors and Executive Officers”

“Interests of Certain Persons in the Merger”

“Security Ownership of Certain Beneficial Owners and Management of CCE”

ITEM 12.	THE SOLICITATION OR RECOMMENDATION.

Item 1012 of Regulation M-A:

(d)-(e)	Intent to tender or vote in a going-private transaction; Recommendations of others. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary—The CCE Board Recommends Shareowner Approval of the Merger”

“Summary—CCE’s Officers and Directors Have Some Interests in the Merger That Are Different from or in Addition to Their Interests as Shareowners”

“Questions and Answers About the Merger”

“Special Factors—CCE’s and New CCE’s Reasons for, and Purpose of, the Merger; Recommendation of the CCE Affiliated Transaction Committee and CCE Board as to Fairness of the Merger”

“Special Factors—TCCC’s Reasons for, and Purpose of, the Merger”

“Special Factors—Position of TCCC and Merger Sub Regarding Fairness of Merger”

“Special Meeting of Shareowners of CCE—Shares Held by CCE’s Directors and Executive Officers”

“Special Meeting of Shareowners of CCE—Board of Directors Recommendation”

“Interests of Certain Persons in the Merger”

“Summary—Special Meeting of CCE Shareowners”

“Merger Agreement—Covenants and Conduct of Business Pending the Merger”

ITEM 13.	FINANCIAL STATEMENTS.

Item 1010 of Regulation M-A:

(a)-(b)	Financial information; Pro Forma information. The information contained in the Consolidated Financial Statements included in CCE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed with the SEC on February 12, 2010, and the Quarterly Reports on Form 10-Q for the quarterly periods ended April 2, 2010, (filed with the SEC on April 29, 2010) and July 2, 2010 (filed with the SEC on July 28, 2010), is incorporated herein by reference.

The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary—Summary Historical Combined Financial Data of New CCE”

“Summary—Summary Consolidated Financial Data of New CCE”

“Summary—Market Price and Dividend Information”

“Unaudited Pro Forma Financial Information of CCE”

“Unaudited Pro Forma Financial Information of New CCE”

“Selected Historical Combined Financial Data”

“Where You Can Find More Information”

ITEM 14.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

Item 1009 of Regulation M-A:

(a)-(b)	Solicitations or recommendations; Employees and corporate assets. The information set forth in the proxy statement/prospectus under the following captions is incorporated herein by reference:

“Summary—The CCE Board Recommends Shareowner Approval of the Merger”

“Summary—CCE’s Officers and Directors Have Some Interests in the Merger That Are Different from or in Addition to Their Interests as Shareowners”

“Questions and Answers About the Merger”

“Special Factors—CCE’s and New CCE’s Reasons for, and Purpose of, the Merger; Recommendation of the CCE Affiliated Transaction Committee and CCE Board as to Fairness of the Merger”

“Special Factors—TCCC’s Reasons for, and Purpose of, the Merger”

“Special Factors—Position of TCCC and Merger Sub Regarding Fairness of Merger”

“Special Meeting of Shareowners of CCE—Shares Held by CCE’s Directors and Executive Officers”

“Special Meeting of Shareowners of CCE—Board of Directors Recommendation”

“Special Meeting of Shareowners of CCE—Solicitation of Proxies and Expenses”

“Interests of Certain Persons in the Merger”

“Executive Compensation of New CCE”

ITEM 15.	ADDITIONAL INFORMATION.

Item 1011(b) of Regulation M-A.

(b)	Other material information. The information contained in the Exhibits referred to in Item 16 below is incorporated herein by reference. The information set forth in the proxy statement/prospectus and the related Letter of Transmittal is incorporated herein by reference.

ITEM 16.	EXHIBITS.

Exhibit Number	Description

(a)(1)	The proxy statement/prospectus of International CCE Inc. (incorporated herein by reference to Amendment No. 2 to the Registration Statement on Form S-4 filed by International CCE Inc. with the SEC on August 4, 2010).

(a)(2)	Press Release dated February 25, 2010 (incorporated herein to CCE’s Current Report on Form 425 filed on February 25, 2010).

(c)(1)	Opinion of Greenhill & Co., LLC (incorporated herein by reference to Annex C-1 to the proxy statement/prospectus).

(c)(2)	Opinion of Credit Suisse Securities (USA) LLC (incorporated herein by reference to Annex C-2 to the proxy statement/prospectus).

(c)(3)	Opinion of Lazard Frères & Co. LLC (incorporated herein by reference to Annex C-3 to the proxy statement/prospectus).

(c)(4)	Opinion of Goldman, Sachs & Co. (incorporated herein by reference to Annex C-4 to the proxy statement/prospectus).

(c)(5)	February 21, 2010 Presentation of Greenhill & Co., LLC to Coca-Cola Enterprises, Inc.’s Affiliated Transaction Committee.*

Exhibit Number	Description

(c)(6)	February 24, 2010 Presentation of Credit Suisse Securities (USA) LLC to Coca-Cola Enterprises’ Board of Directors.*

(c)(7)	February 24, 2010 Presentation of Lazard Frères & Co. LLC to Coca-Cola Enterprises’ Board of Directors.*

(c)(8)	February 24, 2010 Presentation of Goldman, Sachs & Co. to The Coca-Cola Company’s Board of Directors.*

(d)(1)	Business Separation and Merger Agreement dated as of February 25, 2010, among Coca-Cola Enterprises Inc., Cobalt Subsidiary LLC, The Coca-Cola Company and International CCE Inc. (incorporated herein by reference to Exhibit 2.1 to CCE’s Current Report on Form 8-K filed with the SEC on March 3, 2010).

(d)(2)	Norway-Sweden Share Purchase Agreement dated as of March 20, 2010 among Coca-Cola Enterprises Inc., International CCE Inc., The Coca-Cola Company and Bottling Holdings (Luxembourg) s.a.r.l. (incorporated herein by reference to Exhibit 2.1 to CCE’s Current Report on Form 8-K filed on March 22, 2010)

(d)(3)	Form of Bottler’s Agreement (incorporated herein by reference as Exhibit 10.2 to Amendment No. 2 to the Registration Statement on Form S-4 filed by International CCE Inc. with the SEC on August 4, 2010)

(d)(4)	Undertaking from Bottling Holdings (Luxembourg) to the European Commission, dated October 19, 2004, relating to various commercial practices that had been under investigation by the European Commission (incorporated herein by reference as Exhibit 10.3 to Amendment No. 2 to the Registration Statement on Form S-4 filed by International CCE Inc. with the SEC on August 4, 2010)

(d)(5)	Final Undertaking from Bottling Holdings (Luxembourg) adopted by European Commission on June 22, 2005 (incorporated herein by reference as Exhibit 10.4 to Amendment No. 2 to the Registration Statement on Form S-4 filed by International CCE Inc. with the SEC on August 4, 2010)

(f)(1)	Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Annex D to the proxy statement/prospectus).

*	Previously filed on May 25, 2010.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2010

COCA-COLA ENTERPRISES INC.

By:	/S/ JOHN F. BROCK
Name:	John F. Brock
Title:	Chairman of the Board and Chief Executive Officer

INTERNATIONAL CCE INC.

By:	/S/ JOHN F. BROCK
Name:	John F. Brock
Title:	Chairman of the Board and Chief Executive Officer

THE COCA-COLA COMPANY

By:	/S/ KATHY WALLER
Name:	Kathy Waller
Title:	Vice President and Controller

COBALT SUBSIDIARY LLC

By:	/S/ KATHY WALLER
Name:	Kathy Waller
Title:	Vice President and Controller

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